January 20, 2023

VIA EDGAR

Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Vela Funds (the “Registrant”)

File Nos. 333-239642; 811-23585

Dear Ms. Vroman-Lee:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the staff of the Division of Investment Management regarding Post-Effective Amendment No. 5 (“PEA 5”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on November 29, 2022, with respect to each series of the Registrant (each, a “Fund” and collectively, the “Funds”).

In connection with this response letter, and on or around January 27, 2023, the Registrant anticipates filing, pursuant to Rule 485(b), a new post-effective amendment to the Registrant’s registration statement under the 1933 Act (the “New PEA”), which is expected to include (i) changes to PEA 5 in response to the Staff’s comments, (ii) certain other non-material information; and (ii) certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on December 29, 2022 to PEA 5, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 5.

VELA Small Cap Fund

1.       Staff Comment: The Fund’s Principal Investment Risks include “Large Cap Company Risk” and “Derivatives Risk.” If investments in large capitalization companies and derivatives instruments are principal investment strategies of the Fund, please add associated disclosure to the Fund’s Principal Investment Strategy.

 Registrant’s Response: Registrant notes that the Fund’s Principal Investment Strategy includes that the Fund may buy and sell put options or covered call options. “Derivatives Risk” was included as a principal risk of the Fund to provide shareholders additional disclosure regarding the risks associated with the Fund’s purchase and sales of options as a type of derivative investment. Investment in other types of derivatives instruments is not a principal risk of the Fund, and accordingly, Registrant respectfully declines to add the requested disclosure to the Fund’s Principal Investment Strategy.

 With respect to “Large Cap Company Risk,” while the Fund’s Principal Investment Strategy is to invest in the securities of small market capitalization companies, the Fund evaluates the market capitalization of a company at the time of investment. As a result, the Fund may hold securities of larger capitalization companies due to the market capitalization of a portfolio holding increasing over time, but it is not a principal investment strategy of the Fund to invest in the securities of larger capitalization companies. Accordingly, Registrant respectfully declines to add the requested disclosure to the Fund’s Principal Investment Strategy.

U.S. Securities and Exchange Commission
Division of Investment Management
January 20, 2023

2.       Staff Comment: The Russell 2000 Index is included as a new primary benchmark in the Fund’s Average Annual Total Return table. Please explain supplementally why the Russell 2000 Index is a more appropriate benchmark for the Fund.

 Registrant’s Response: Registrant notes that the Russell 2000 Index is considered the industry standard for peers of the Fund and that more than 90% of domestic small cap funds use the Russell 2000 Index as their primary benchmark. The Russell 3000 is a market capitalization weighted equity index that tracks the performance of the 3,000 largest US traded stocks, across all market sectors. The Russell 2000 Index is a small cap market index that tracks the smallest companies in the Russell 3000 Index. The S&P 600, which was formerly used as the Fund’s primary benchmark, is comparable to the Russell 2000 Index in measuring the performance of small cap stocks; however, the S&P 600 covers a much narrower range of assets. Finally, it is the belief of the Fund’s investment adviser that the Russell 2000 Index’s market capitalization range provides a better representation of the Fund’s investible universe.

 3.       Staff Comment: Please disclose in the “Portfolio Managers” section whether the portfolio managers listed are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio in accordance with Item 5(b) of Form N-1A.

Registrant’s Response: Comment complied with.

VELA Large Cap Plus Fund

4.       Staff Comment: If the Fund will invest in other investment companies, including for example, ETFs, please add associated disclosure to the Fund’s Principal Risks.

Registrant’s Response: While the Fund’s Principal Investment Strategy includes that the Fund may sell ETFs short, holding long positions in ETFs is not a principal investment strategy of the Fund. A discussion of the risks associated with the Fund’s investments in short sales is included in the Fund’s Principal Risks under “Short Sale Risk.” Accordingly, Registrant respectfully declines to add the requested disclosure.

5.       Staff Comment: The Russell 1000 Index is included as a new primary benchmark in the Fund’s Average Annual Total Return table. Please explain supplementally why the Russell 1000 Index is a more appropriate benchmark for the Fund.

Registrant’s Response: Registrant notes that the Russell 1000 Index is often used as a primary benchmark for peers of the Fund. The Russell 3000 is a market capitalization weighted equity index that tracks the performance of the 3,000 largest US traded stocks, across all market sectors. The Russell 1000 Index is a subset of the Russell 3000, and it tracks the largest U.S. companies in the Russell 3000. The S&P 500, which was formerly used as the Fund’s primary benchmark, is comparable to the Russell 1000 Index in measuring the performance of large cap stocks. Finally, it is the belief of the Fund’s investment adviser that the Russell 1000 Index’s market capitalization range provides a better representation of the Fund’s investible universe.

6.       Staff Comment: Please disclose in the “Portfolio Managers” section whether the portfolio managers listed are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio in accordance with Item 5(b) of Form N-1A.

Registrant’s Response: Comment complied with.

U.S. Securities and Exchange Commission
Division of Investment Management
January 20, 2023

VELA International Fund

7.       Staff Comment: Please omit “expect to” from the following sentence in the Fund’s Principal Investment Strategy:

“Under normal market conditions, the fund will invest at least 80% of its net assets in securities issued by companies (i) that are headquartered or have their principal place of business outside the U.S., (ii) whose primary trading markets are outside the U.S. or (iii) that have at least 50% of their assets in, or expect to derive at least 50% of their total revenues or profits from, goods or services produced in or sales made in countries outside the U.S.” (emphasis added).

Registrant’s Response: Registrant has removed “expect to” from the Fund’s Principal Investment Strategy in the New PEA. Registrant notes that the requested change impacts the 80% policy (the “80% Test”) adopted by the Fund in compliance with Rule 35d-1 of the Investment Company Act (the “Names Rule”). Accordingly, to comply with the Names Rule requirement that shareholders be provided with sixty days’ notice prior to any change to the Fund’s 80% Test, immediately following the filing of the New PEA Registrant will file a supplement (the “Supplement”) to the Fund’s prospectus stating that the prior 80% Test will be in effect for sixty days from the date of the Supplement. Once that sixty-day period has elapsed, Registrant will cease using the Supplement.

VELA Income Opportunities Fund

8.       Staff Comment: In light of the Fund’s investments in ETFs, please include any applicable acquired fund fees and expenses as a line item in the Fund’s Annual Fund Operating Expenses table to the extent required by Instruction 3(f)(i) to Item 3 of Form N-1A.

Registrant’s Response: The Registrant will revise the fee table for the Fund accordingly. Please see Appendix A for an amended and restated fee table for the Fund.

9.       Staff Comment: Please include the term “junk bonds” in the Fund’s “High Yield Securities Risk.”

Registrant’s Response: Comment complied with. Registrant has revised the “High Yield Securities Risk” to include the bolded/underlined language:

“High Yield Securities Risk. The fund may purchase fixed income securities rated below the investment grade category, also known as high yield securities or “junk bonds.” Securities in this rating category are speculative. Changes in economic conditions or other circumstances may have a greater effect on the ability of issuers of these securities to make principal and interest payments than they do on issuers of higher grade securities.”

All Funds

10.   Staff Comment: Please define “P” and “NP” in the paragraph prior to the Investment Risks table on page 26 of the Prospectus.

Registrant’s Response: Comment complied with.

* * * * *

If you have any questions or further comments, please contact Jesse D. Hallee, Secretary of the Registrant, at

513-869-4335.

Sincerely,

/s/Jesse D. Hallee

cc:       Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP

Jason Job

Lisa Wesolek

Appendix A

VELA Income Opportunities Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $100,000 in VELA Funds. More information about these and other discounts is available from your financial professional and in the Sales Charges section on page 39 of the fund’s Prospectus.

Shareholder Fees (fees paid directly from your investment)

	Class A	Class I
Maximum Sales Charge (Load) Imposed on Purchases as a % of Offering Price	5.00%	None
Maximum Deferred Sales Charge (on redemptions in the first year as a percentage of the amount invested or the current value, whichever is less)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class I
Management fees	0.50%	0.50%
Distribution (12b-1) fees	0.25%	0.00%
Other expenses (administrative fees)[1,2]	0.42%	0.42%
Acquired fund fees and expenses	0.01%	0.01%
Total annual fund operating expenses[3]	1.18%	0.93%
(1)	The fund’s “Other expenses” have been restated to reflect current fees
(2)	The fund’s investment adviser, VELA Investment Management, LLC (the “Adviser”), pays most of the fund’s operating expenses (with certain exceptions) in return for an “administrative fee” (exclusive of the management fee; brokerage and other expenses of executing fund transactions; taxes or governmental fees; costs of borrowing (such as interest charges and dividend expenses on securities sold short); litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund’s business, as well as any expenses incurred pursuant to the fund’s Rule 12b-1 Distribution Plan).
(3)	The fund’s “Total annual fund operating expenses” will not correlate to the fund’s ratio of total expenses to average net assets in the fund’s Financial Highlights, which reflects the operating expenses of the fund, but does not include “Acquired fund fees and expenses.”